Exhibit 99.1

SANDSTORM GOLD ANNOUNCES BOUGHT DEAL FINANCING

Vancouver, British Columbia — October 27, 2015 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) has entered into an agreement with a syndicate of underwriters co-led by National Bank Financial Inc. and BMO Capital Markets, pursuant to which they have agreed to purchase, on a bought deal basis, 8,772,000 units (the “Units”) of Sandstorm at a price of US$2.85 per Unit, for aggregate gross proceeds to Sandstorm of US$25 million (the “Offering”). In addition, Sandstorm has agreed to grant to the underwriters an option to purchase up to an additional 1,315,800 Units on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering to Sandstorm will be US$28.75 million. Each Unit will consist of one common share of Sandstorm (each, a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder to acquire one common share of Sandstorm at a price of US$4.00 at any time prior to the date which is five years following completion of the Offering.

The Company plans to use the net proceeds from the Offering to reduce the balance of its revolving credit facility, which facility was used in funding the acquisition of production streams from up to five projects from Yamana Gold Inc. (announced October 27, 2015) and for general working capital purposes.

The Units to be issued under the Offering will be offered by way of a prospectus supplement and an accompanying base shelf prospectus in all of the provinces of Canada, other than Quebec, and will be offered in the United States pursuant to a prospectus supplement and an accompanying base shelf prospectus filed as part of an effective shelf registration statement filed with the Securities and Exchange Commission under the Canada/U.S. multi-jurisdictional disclosure system. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The Offering is scheduled to close on or about November 3, 2015, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the NYSE MKT.

The Company has applied to list the Common Shares, the Warrants and the Warrant Shares on the TSX. Listing will be subject to the Company fulfilling all of the requirements of the TSX. The Company has also applied to list the Common Shares and the Warrant Shares on the NYSE MKT. Listing will be subject to the Company fulfilling all of the requirements of the NYSE MKT. There will be no market in the United States through which the Warrants may be sold. This may affect the pricing of the Warrants in the United States secondary market, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation.

A copy of the United States prospectus supplement and base prospectus relating to the offering of Units will be available on EDGAR at www.sec.gov and a copy of the prospectus supplement for the offering of Units in Canada will be available on SEDAR at www.sedar.com. Alternatively, copies of the U.S. prospectus and the Canadian prospectus supplement may be obtained by contacting National Bank Financial Inc. at 130 King Street West, 4th Floor Podium, Toronto, ON M5X 1J9, Tel: (416) 869-3707, Fax: (416) 869-1010.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 76 streams and royalties, of which 16 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the Offering, including the terms, potential completion and expected closing date of the Offering and the intended use of proceeds of the Offering. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which

Sandstorm will operate in the future, including the closing of the Offering, receipt of stock exchange approval, the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, satisfaction of the conditions to closing of the Offering, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the Offering, closing of the Offering and any specific risks relating to the satisfaction of each party’s obligations in accordance with the terms of the underwriting agreement governing the Offering, the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risk Factors” in the prospectus supplement of Sandstorm filed in Canada in connection with the Offering available on SEDAR at www.sedar.com and in the US as part of the Registration Statement on Form F-10 filed with the SEC and “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2014 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations

604 689 0234	604 628 1178